FORMULAE FOR DETERMINING MONEY MARKET FUND YIELD
                  FOR A SEVEN-DAY PERIOD FOR THE INCOME MANAGER


1. The value of one hypothetical Unit in an account (excluding capital changes) at the beginning of a seven-day period


2. The value of one hypothetical Unit in the same account (excluding capital changes) at the end of the seven-day period


3.   Net change in Unit Value [(1) subtracted from [(2)]


4. Adjustment to the net change in the Unit Value to reflect the average annual contract fee


5.   Adjusted net change in the Unit Value [(4) subtracted from (3)]


6.   Base period return [(5) divided by (1)]


7.   Current yield [(6) annualized (multiplied by 365/7)]


8.   Effective Yield [ [1 + (6)] [raised to the (365/7) power] ] - 1